Capital Private Client Services Funds
6455 Irvine Center Drive
Irvine, CA 92618

May 11, 2012

Ms. Kathy Churko
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549

Re:           Capital Private Client Services Funds

Dear Ms. Churko:

Thank you for your comments on the annual report and prospectus of Capital Private Client Services Funds, which were provided during our conference call with you on April 11, 2012.  For your convenience, the substance of your comments has been restated below.  Our responses are set forth under your restated comments.

Comment:
The letter from management in the annual shareholder report discussing the funds’ investment results includes a broad discussion of economic and market conditions.  The letter should be enhanced to include a discussion on the factors that materially affected the investment results of the funds.

Response:	In future reports we will discuss the factors that materially affected the investment results of the funds.

Comment:
The prospectus states that Capital Core Bond Fund had a portfolio turnover rate of over 100% during the fund’s most recently completed fiscal year.  The principal risks section of the fund’s prospectus should disclose the risks of frequent trading of portfolio securities, including the potential adverse tax consequences of such trading and how frequent trading can impact the investment results of the fund.

Response:
Although the prospectus discloses a portfolio turnover rate of 118%, this is not a particularly high turnover rate for a fund that invests a portion of its assets in shorter-term securities.  For example, the fund invests in contracts for future delivery of mortgage-backed securities (such as to be announced contracts and mortgage dollar rolls).  The contracts for future delivery are normally of short duration and are replaced by another contract prior to maturity.  Each of these transactions is reflected as turnover in the fund’s portfolio, resulting in a higher portfolio turnover rate than funds that do not employ this investment strategy.

When the prospectus is next updated, we will add risk disclosure noting that these transactions may increase the portfolio turnover rate of the fund.  The “portfolio turnover” section of the prospectus currently notes that “a higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account.”  It further notes that “[t]hese costs, which are not reflected in annual fund operating expenses or in the example, affect the fund’s investment results.”  Accordingly, we do not believe additional disclosure on the impact of a higher turnover rate is necessary.

Finally, as requested, we acknowledge that we may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned should you have any additional comments or questions.
Sincerely,

Timothy W. McHale
Vice President
(213) 615-0404